VanEck ETF Trust
666 Third Avenue, 9th Floor
New York, New York 10017
January 5, 2023

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,758	12/17/2021	485APOS	0001137360-21-001182
2,768	3/1/2022	485BXT	0001137360-22-000201
2,773	3/30/2022	485BXT	0001137360-22-000296
2,777	4/28/2022	485BXT	0001137360-22-000388
2,781	5/26/2022	485BXT	0001137360-22-000456
2,790	6/23/2022	485BXT	0001137360-22-000541
2,797	7/21/2022	485BXT	0001137360-22-000567
2,805	8/18/2022	485BXT	0001137360-22-000729
2,814	9/15/2022	485BXT	0001137360-22-000896
2,821	10/13/2022	485BXT	0001137360-22-000984
2,827	11/10/2022	485BXT	0001137360-22-001068
2,832	12/8/2022	485BXT	0001137360-22-001173

The Amendments relate to the VanEck Gold and Bitcoin Strategy ETF, a series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2048. Thank you.

Best regards,

/s/ Matthew A. Babinsky
Matthew A. Babinsky
Assistant Vice President and Assistant Secretary